

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

May 14, 2024

Joshua Riggs
President and Chief Executive Officer
Oncocyte Corporation
15 Cushing
Irvine, CA 92618

> **Re: Oncocyte Corporation**
> **Registration Statement on Form S-3**
> **Filed May 10, 2024**
> **File No. 333-279350**

Dear Joshua Riggs:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Greg Kramer, Esq.